TriMas Corporation

39400 Woodward Ave., Suite 130

Bloomfield Hills, MI 48304

May 11, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	TriMas Corporation’s Registration Statement on Form S-1

(No. 333-113917) – Application for Withdrawal

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, TriMas Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form S-1 (No. 333-113917), together with all amendments and exhibits thereto (the “Registration Statement”), be withdrawn effective immediately. The Company is withdrawing the Registration Statement because it does not intend to pursue the contemplated offering at this time. The Registration Statement has not been declared effective and no securities were sold or will be sold under the Registration Statement.

If you have any questions with respect to this letter, please contact the undersigned at (248) 631-5496.

Sincerely, TRIMAS CORPORATION By: /s/ E.R. Autry Name: E.R. Autry Title: Chief Financial Officer